EXHIBIT 21.1



                         DIGITAL FUSION, INC.

                         LIST OF SUBSIDIARIES


    The following is a list of all of the subsidiaries of Digital
Fusion, Inc. and the jurisdictions of incorporation of such subsidiaries. All of the listed subsidiaries do business under their names presented below:


                1. Digital Fusion Solutions, Inc. (formerly digital fusion, inc.) Florida (state of incorporation)